

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

Via E-mail
Julian Aleksov
Chief Executive Officer
Oasmia Pharmaceutical AB
Vallongatan 1
752 28 Uppsala, Sweden

Re: Oasmia Pharmaceutical AB
Draft Registration Statement on Form F-1
Submitted May 30, 2014
CIK No. 0001607245

Dear Mr. Aleksov:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act

of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Please revise your disclosure to define or explain the following terms or phrases when they first appear:

    - "neutropenia;"
    - "mast cell;"
    - "squamous cell;" and
    - "mammary carcinoma."

Risk Factors, page 10

5. Please update your disclosure to state that, as a foreign private issuer, you will also not be subject to Regulation FD (see 17 CFR 243.101(b)).

6. Please include a separate risk factor which highlights the litigation risks you face as a result of your material weakness in your internal control over financial reporting.

There is a high rate of failure for drug candidates…, page 22

7. Please expand the discussion to quantify the approximate percentage of subjects in your clinical trials that are enrolled in sites outside the United States.

If we fail to attract and keep senior management and key scientific personnel…, page 28

8. Please discuss the extent to which departures have affected you in the past.

If product liability lawsuits suits are successfully brought against us…, page 29

9. Please disclose the current amount of product liability coverage.

You may not receive distributions on the Ordinary Shares…, page 39

10. Please expand the discussion to reconcile the statement concerning dividends with the disclosure under "Dividend Policy" on page 50.

As a foreign private issuer, we are not subject to certain Nasdaq corporate…, page 40

11. Nasdaq Listing Rule 5615-3 states that a foreign private issuer must "have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii)." In this regard, supplementally explain your statement, and provide the supporting Nasdaq rule, that because you are a foreign private issuer, your "audit committee is not subject to

additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are "independent," using more stringent criteria than those applicable to [you] as a foreign private issuer."

We may be or may become a passive foreign investment company…, page 43

12. Disclose the risk that you may decide not to provide the information that would enable investors to take a qualified electing fund ("QEF") election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC (see p. 141).

Cautionary Note Regarding Forward-Looking Statements, page 44

13. Please remove your statement that investors "should not make any investment decision based on these estimates and forward-looking statements."

Exchange Rate Information, page 46

14. The table appears to provide the exchange rates of kronas per U.S. dollar rather than U.S. dollars per krona. Revise accordingly.

Price Range of the Ordinary Shares
Frankfurt Stock Exchange, page 48

15. Based on information on the Frankfurt Stock Exchange website it appears that the euro amounts you express in this table are reasonable. However, as one euro is worth more than one dollar we expect that the U.S. dollar amounts expressed in the table should be higher than the euro values and in reasonable line with the dollar amounts in your table on page 47 for transactions on the Stockholm Stock Exchange. Please revise your filing to correct your translation of euro amounts into dollars. In this regard, it also appears that a similar error was made on the cover page of your prospectus. Based on information on the Frankfurt Stock Exchange website your closing stock price per share was €2.20 on May 28, 2014 which would equate to approximately $2.99 per share based on the exchange rate on that day reported by the Federal Reserve Bank of New York, not $1.65.

Use of Proceeds, page 49

16. Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each planned clinical trials. Additionally, please expand your disclosure to state the extent of completion of your planned clinical trials that you expect to reach using the allocated proceeds.

17. Please amend your disclosure to include the amount of proceeds you plan to allocate to fund production development by product or product candidate.

18. Please amend your disclosure to include the amount of proceeds you plan to allocate to fund each specific capital expenditure.

19. We note on page 65 that you have a loan from Nxt2b and a loan from Nordea Bank AB. To the extent that you intend to use any net proceeds to pay these loans or any other debt, please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 65

20. We note that you have various loan commitments that will be due in 2014. Please expand your disclosure to discuss how you anticipate funding these commitments.

Contractual Obligations, page 67

21. Please include your long-term debt obligations in your table on page 67.

Research and Development Expenses, page 68

22. Please expand your disclosures to include the total costs incurred during each period presented and to date for each product candidate separately.

Business, page 75

23. We note that you describe MUMS on page 75. Please revise your disclosure to discuss the qualifications for a drug candidate to qualify for this designation for dogs or cats, to receive conditional approval, and to receive full approval. Furthermore, please discuss any exclusivity that this designation provides, and any limitations on exclusivity with regard to drugs with a different active moiety or clinical superiority.

24. Please amend your disclosure to describe the INADs and INDs submitted for each of your product candidates for animals and for humans, respectively, by indication and disclose when these INADs and INDs were filed and by whom. If no INADs or INDs were filed, please disclose why INADs or INDs were not required.

25. Please state the number of employees working at your company for each of the past three fiscal years, as well as a breakdown of these employees by main categories of activity.

26. Please clarify on page 76 and 80 that Docecal and Doxophos are currently in pre-clinical studies. Additionally, please clarify on page 80 that OAS-19 is currently in pre-clinical studies.

27. Please expand the discussion on page 79 to disclose, if known, the approximate number of dogs in need of chemotherapy that actually received such treatment, the approximate age of dogs when the cancer was detected, the approximate life expectancy of dogs with or without receiving cancer treatment, the percentage of dogs covered by medical insurance that included treatment for cancer, and the anticipated cost of treatment using your proposed products.

Our Product and Product Candidates, page 80

28. Please revise the table on page 80 to align the bulleted descriptions under "Stage of Development & Anticipated Milestones" with the applicable product candidate.

29. We note that you plan to initiate a Phase III clinical trial in the second half of 2014 in Russia and Latvia in metastatic breast cancer. We also note on page 89 that you will initiate a study in the second half of 2014 to fulfill the requirements of the Russian authorities in order to obtain market authorization in Russia and the CIS. Throughout your prospectus, please clarify to the extent that you have trials that are labeled Phase I, II, or III, that are not recognized as a Phase I, II, or III trial, respectively, for purposes of the FDA's drug review process.

Paccal Vet Overview, page 81

30. Please expand your disclosure to explain what you were required to provide to the FDA to qualify for conditional approval for Paccal Vet for treatment of mammary carcinoma and squamous-cell carcinoma.

31. We note that you have completed a number of clinical trials. Please revise your disclosure to provide results related to all primary and secondary endpoints in each of your trials. Additionally, please revise the disclosure to provide p-values and conclusions as to statistical significance of all primary and secondary endpoints discussed. If no statistical analysis was performed please disclose that also. The first time you use the term p-value please explain what it measures and the p-value that you have to achieve in order to conclude a statistically significant result.

32. Please discuss the limitations in your ability to analyze the results of your trials, including any limitations on your ability to establish statistical significance, given that you did not set up controls and, in some cases, relied on data from prior studies. Furthermore, please clarify the reason that you elected to run these initial clinical trials with no control groups, and included data from third parties that were not associated with your trial.

33. We note on page 80 that you intend to use your efficacy studies in dogs to support EMA approval for Paccal Vet. Please expand your disclosure on page 81 to clarify what efficacy studies you intend to use to support EMA approval.

34. Please expand your disclosure to include your communications with the EMA regarding your study of 50 dogs for the treatment of mast cell tumors and planned subsequent submission of an MAA.

35. Please expand your disclosure to include any communications with the FDA or EMA, and any reasoning that leads you to believe that two clinical trials evaluating 165 dogs each will be sufficient to obtain the required efficacy data for full approval of Paccal Vet for treatment of mammary carcinoma and squamous-cell carcinoma.

36. Please expand your disclosure to discuss any material plans to submit a NADA for the treatment of mast cell tumors.

Paccal Vet Market, page 81

37. We note that you describe the population of dogs per year diagnosed with cancer. Please expand your disclosure to discuss the number of dogs that suffer from the indications for which you are seeking FDA approval under the MUMS act. Additionally, please expand your disclosure to discuss the number of dogs that suffer from additional indications for which you are seeking approval from the FDA or EMA.

Paccal Vet in Mast Cell Tumors in Dogs, page 82

38. We note that the response rates in both treatment groups was surprisingly low. Please expand your disclosure to discuss possible reasons for the low response rate, and your ability to rely on this data for purposes of submitting a NADA to the FDA or a MAA to the EMA.

39. Please define the term p-value and state the p-vale that you have to achieve in order to conclude a statistically significant result.

40. We note that you are planning a study in no less than 50 dogs for the treatment of mast cell tumors, with the aim of assessing progression free survival. We also note that, in your prior study of 249 dogs, Paccal Vet treated dogs were 3.1 times more likely, compared with lomustine-treated dogs, to have a confirmed BORR at 14 weeks. Please expand your disclosure to discuss your decision to have an additional clinical trial.

Paccal Vet Prospective Single-Arm Trial in Mast Cell Tumors in Dogs, page 83

41. Please delete the word "Prospective" if you have completed the trial of 29 dogs. Additionally, please clarify the timing of completion of this study in relation to your study of 249 dogs described on page 82 for the same indication.

42. Please discuss the difference in the results in your study of 29 dogs compared to your study of 249 dogs described on page 82.

Paclical Overview, page 84

43. Please clarify if you intend to perform any additional studies, other than the Phase III clinical trial described on page 85, in preparation for submitting your Section 505(b)(2) application for Paclical for the treatment of epithelial ovarian cancer.

Paclical Market, page 85

44. We note that Abraxane has not received approval for the treatment of epithelial ovarian cancer. Please discuss the possible off-label use of Abraxane for epithelial ovarian cancer.

Paclical Ongoing Phase III Clinical Trial, page 85

45. Please expand your disclosure to describe the clinical trial including the number of patients in each experimental group and the control group.

46. We note that you announced the results for this trial on June 16, 2014. Please update your prospectus to include the results from this trial.

Paclical Phase I/II Dose Escalation Trial, page 86

47. Please expand your disclosure to discuss the results of your Phase I/II study.

48. We note that this trial was designed to define the maximum tolerated dose and desired dose to use in clinical trials of Paclical. Please expand your disclosure to discuss the dose limiting side effects and any other serious adverse effects observed in the trial.

49. Please revise your disclosure to the extent that you considered the efficacy of Paclical in this trial.

Abbott Laboratories, page 91

50. Please state if you may be required to repay any milestone payments if full approval is not obtained.

Intellectual Property, page 94

51. Please identify any patents that cover any other material jurisdictions and provide the jurisdiction(s) such as Japan, Israel, and Russia, expiration date(s) and other relevant information comparable to your disclosures regarding your U.S. and EU patent portfolio.

52. We note on page 29 that your employment contracts do not contain any provisions stating that any inventions created by your key employees or any intellectual property rights otherwise generated by a key employee shall belong to you, and that your employees could claim a right to your patents. Please expand your disclosure to discuss any right to your patents held by your employees, and your ability to continue to develop and commercialize any product or product candidate should an employee seek to enforce any claim to your patents.

Management, page 112

53. Please advise us if Ms. Annette Ljungmark or Mr. Weine Nejdemo are senior managers. As applicable, please expand your disclosure to include the name, age, and position of all of your senior management and information as required by Item 6.B to Form 20-F.

54. We note that you state on your website that Mr. Weine Nejdemo is acting CFO, and have announced that Mr. Anders Lundin is your new CFO. Please supplementally advise us as to who is your current principal financial officer and principal accounting officer, and Mr. Nejdemo's and Mr. Lundin's current position in the company.

Board Composition, page 114

55. Please explain why Mr. Cederstrand and Mr. Kotsinas are not considered independent under the NASDAQ or SEC rules.

Committees of the Board of Directors and Corporate Governance, page 115

56. We note that you are permitted to follow Swedish corporate law and the Swedish Companies Act in lieu of the NASDAQ requirements listed on page 115. Please expand your disclosure to describe the applicable requirements under the Swedish corporate law and the Swedish Companies Act.

57. We note on page 114 that Mr. Kotsinas is not considered independent under SEC rules and on page 115 that Mr. Kotsinas is an independent director as defined under Rule 10A-3 of the Exchange Act. We also note that Mr. Kotsinas has waived his right to receive remuneration. Please clarify whether Mr. Kotsinas is considered independent under the SEC and NASDAQ rules. Additionally, please clarify if Mr. Kotsinas is an independent director under Rule 10A-3 and Rule 10C-1 of the Exchange Act, and under Rule 5605(a)(2), 5605(c)(2), and 5605(d)(2) of the NASDAQ Stock Market Rules. Please explain if the company or Mr. Kotsinas intend to rely on any exemption from any SEC or NASDAQ rules, disclose the exemption relied upon, and explain the basis for your conclusion that such exemption is applicable.

58. We note that Mr. Cederstrand is not an independent director under Rule 5606(a)(2) of the NASDAQ Stock Market Rules. With particular regard to Rule 5605(d)(2) of the

NASDAQ Stock Market Rules and restrictions on "Family Members" as stated in the rules, please explain if the company or Mr. Cederstrand intend to rely on any exemption from any SEC or NASDAQ rules, disclose the exemption relied upon, and explain the basis for your conclusion that such exemption is applicable.

Directors Compensation, page 116

59. We note that you disclose that there is no remuneration for participation in the nomination committee on page 117. Please also disclose the remuneration for participation on any other committees.

Principal Shareholders, page 121

60. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the shares beneficially owned by Avanza Pension.

61. Please expand your disclosure to clarify that Mr. Kotsinas is the natural person who exercises the voting and/or dispositive powers with respect to shares owned by Nxt2b.

Description of the Ordinary Shares, page 123

62. Please disclose the number of authorized shares.

Pre-emption Rights, page 124

63. Please expand your disclosure to describe the procedures and timing for the offering and exercise of the pre-emption rights with respect to the timing of the offering. Additionally, please update your disclosure to include the results of any votes and information as to the number of subscribed shares.

64. Please disclose if the shareholders resolve to set aside their pre-emption right to subscribe for new shares.

65. We note that if a certain minimum amount by which the share capital shall be increased was provided in the resolution authorizing the issue and this amount is not reached, the resolution shall lapse, in which case any sums paid for subscribed shares shall be refunded. Please clarify if the minimum amount by which your share capital shall be increased as provided in the resolution includes only the shares sold pursuant to pre-emption rights or alternatively also includes shares sold in a public or private offering. Additionally, please expand your disclosure to discuss the treatment of subscription rights specifically with regard to this offering and any authorizing resolutions.

Underwriting, page 145

66. Please disclose whether the underwriters will receive any underwriting discounts or commissions on any shares sold to shareholders who exercise their pre-emption rights.

Where You Can Find Additional Information, page 155

67. Provide examples of the "certain other information that is required from U.S. domestic issuers" that, as a foreign private issuer, you are not required to disclose.

Notes to the Consolidated Financial Statements

Note 2 Accounting Policies
Basis of preparation, page F-8

68. Although you indicate that your financial statements have been prepared in accordance with IFRS issued by the IASB and interpretations issued by the IFRIC you appear to qualify this statement by indicating your compliance is limited to IFRS as adopted by the EU. Please revise your disclosure to explicitly state your compliance with IFRS, including IFRIC interpretations, as issued by the IASB.

Intangible assets, page F-10

69. Please revise your disclosure to clarify how all conditions for capitalization have been fulfilled for Paccal Vet and Paclical. Please include how you determined that Phase III represented the point at which technical feasibility of completing the asset was proven. Please also address if the conditions for capitalization were met in each market and if so how this was achieved. Separately reference for us the authoritative literature you rely upon to support your capitalization.

Note 6 Capitalized development costs, page F-19

70. Please provide us with a reconciliation of the research and development costs which are not capitalized of 43,380 TSEK and the 46,229 capitalized expenditures for the year to total research and development expenses of 96,444 disclosed on page 68.

Exhibits

71. Please file the loans and credit lines agreements, and any amendment with each of Nx2b, Nordea Bank AB, and Alceco as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

72. Please file the employment agreements for Mr. Aleksov, Mr. Cosby, Dr. Eriksson, and Mr. Sundin as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Vanessa Robertson at (202) 551-4986 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Clifford A. Brandeis
        Zukerman Gore Brandeis &
        Crossman, LLP
        11 Times Square
        New York, NY 10036